FILE NOS: 333-212555
811-9491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[  ]  Pre-Effective Amendment No.                       [ X ]  Post-Effective Amendment No.    1
(Check appropriate box or boxes)

Exact Name of Registrant as Specified in Charter: Allianz Variable Insurance Products Trust	Area Code and Telephone Number: 763-765-6500
Address of Principal Executive Offices: (Number, Street, City, State, Zip Code) 5701 Golden Hills Drive, Minneapolis, MN 55416-1297
Name and Address of Agent for Service:
     Erik T. Nelson
     5701 Golden Hills Drive
     Minneapolis, MN 55416-1297

     With a copy to:

     Michael J. Radmer, Esq.
     Dorsey & Whitney LLP
     50 South Sixth Street
     Minneapolis, MN  55402

Proposed Effective Date: Upon Filing
(Number and Street) (City) (State) (Zip Code)

Calculation of Registration Fee under the Securities Act of 1933:
Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of Beneficial Interest				No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940

Explanatory Note: This Post-Effective amendment is being filed for the sole purpose of filing opinions and consents with respect to the legality and tax matters related to the reorganizations described in the Registrant's previously filed Registration Statement on Form N-14. The Proxy Statement/Prospectus and Statement of Additional Information included in Parts A and B are incorporated by reference to the Registration Statements filed on July 15, 2016, as amended on August 16, 2016.

PART C:
OTHER INFORMATION

ITEM 15. INDEMNIFICATION

         The Trust's Agreement and Declaration of Trust provides that the Trust will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Trust, except if it is determined in the manner specified in the Agreement and Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in or not opposed to the best interests of the Trust or that such indemnification would relieve any officer or Trustee of any liability to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties or, in a criminal proceeding, such Trustee or officers had reasonable cause to believe their conduct was unlawful. The Trust, at its expense, provides liability insurance for the benefit of its Trustees and officers.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

All exhibits included below and incorporated by reference refer to registration amendments to form N-1A unless otherwise specified.

Exhibit Number	Description of Exhibit

(1)
Agreement and Declaration of Trust, of the Allianz Variable Insurance Products Trust, dated July 13, 1999 as amended May 1, 2006, filed on February 5, 2014 as Exhibit (a)(2) to Registrant's Post-Effective Amendment No. 41, is incorporated by reference.

(2)
By-laws, of the Allianz Variable Insurance Products Trust, dated July 13, 1999 as amended May 1, 2006, filed on February 5, 2014 as Exhibit (b)(2) to Registrant's Post-Effective Amendment No. 41, is incorporated by reference.

(3)	Not Applicable

(4)	Form of Agreement and Plan of Reorganization, filed on July 18, 2016 as Exhibit (4) to Registrant's Initial filing on Form N-14, is incorporated by reference.

(5)	See (1) and (2) above.

(6)(a)
Investment Management Agreement, dated April 27, 2001, between USAllianz Advisers, LLC and USAllianz Variable Insurance Products Trust, filed on October 24, 2001 as Exhibit (d)(2)(i) to Registrant's Post-Effective Amendment No. 7, is incorporated by reference.

(6)(a)(i)
Revised Schedule A, dated April 27, 2015 to the Investment Management Agreement between USAllianz Advisers, LLC and USAllianz Variable Insurance Products Trust, dated April 27, 2001, filed on April 20, 2015 as Exhibit (d)(1)(i) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(6)(a)(ii)
Revised Attachment 1 dated November 1, 2015, to Revised Schedule A of the Investment Management Agreement between USAllianz Advisers, LLC and USAllianz Variable Insurance Products Trust, dated April 27, 2001, filed on February 12, 2016 as Exhibit (d)(1)(ii) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(6)(b)
Subadvisory Agreement, dated November 28, 2007, between Allianz Life Advisers, LLC, and BlackRock Institutional Management Corporation, filed on April 29, 2008, as Exhibit (d)(3) to Registrant's Post-Effective Amendment No. 24, is incorporated by reference.

(6)(b)(i)
Novation of Subadvisory Agreement, dated July 1, 2011,  between Allianz Life Advisers, LLC, and BlackRock Institutional Management Corporation, filed on December 13, 2011, as Exhibit (d)(2)(i) to Registrant's Post-Effective Amendment No. 32, is incorporated by reference.

(6)(c)
Subadvisory Agreement, dated April 29, 2009 between Allianz Investment Management LLC and BlackRock Investment Management, LLC, filed on June 30, 2009 as Exhibit (6)(d) to Registrant's Registration Statement on form N-14, is incorporated by reference.

(6)(c)(i)
Schedule A, revised effective January 2, 2012, to the Subadvisory Agreement dated April 29, 2009 between Allianz Investment Management LLC and BlackRock Investment Management, LLC, filed on December 13, 2011, as Exhibit (d)(3)(i) to Registrant's Post-Effective Amendment No. 32, is incorporated by reference.

(6)(c)(ii)
First Amendment, effective January 2, 2012, to the Subadvisory Agreement dated April 29, 2009 between Allianz Investment Management LLC and BlackRock Investment Management, LLC, filed on December 13, 2011, as Exhibit (d)(3)(ii) to Registrant's Post-Effective Amendment No. 32, is incorporated by reference.

(6)(d)
Subadvisory Agreement, dated January 26, 2009 between Allianz Investment Management LLC and BlackRock Capital Management, Inc., filed on April 24, 2009 as Exhibit (d)(5) to Registrant's Post-Effective Amendment No. 26, is incorporated by reference.

(6)(d)(i)
Revised Schedule A, dated March 1, 2013, to the Subadvisory Agreement dated January 26, 2009 between Allianz Investment Management LLC and BlackRock Capital Management, filed on April 23, 2013 as Exhibit (d)(4)(i) to Registrant's Post-Effective Amendment No. 39, is incorporated by reference.

(6)(e)
Subadvisory Agreement, dated April 29, 2009 between Allianz Investment Management LLC and BlackRock Financial Management, Inc., filed on June 30, 2009 as exhibit (6)(f) to Registrant's Registration Statement on form N-14, is incorporated by reference.

(6)(f)
Subadvisory Agreement, dated April 27, 2015, between Allianz Investment Management, LLC and The Boston Company Asset Management LLC, filed on April 20, 2015 as Exhibit (6)(6) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(6)(f)(i)
Revised Schedule A, dated November 1, 2015, to the Subadvisory Agreement, dated April 27, 2015, between Allianz Investment Management, LLC and The Boston Company Asset Management LLC, filed on February 12, 2016 as Exhibit (d)(6)(i) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(6)(g)
Subadvisory Agreement, dated April 24, 2015 between Allianz Investment Management LLC and Dimensional Fund Advisors LP, filed on April 20, 2015 as Exhibit (d)(7) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(6)(h)
Subadvisory Agreement dated February 25, 2012 between Allianz Investment Management LLC and Federated Global Investment Management Corp., filed on April 25, 2012 as Exhibit (d)(10) to Registrant's Post-Effective Amendment No. 34, is incorporated by reference.

(6)(h)(i)
Schedule A dated November 1, 2013, to the Subadvisory Agreement dated February 25, 2012 between Allianz Investment Management LLC and Federated Global Investment Management Corp., filed on April 20, 2015 as Exhibit (d)(8)(i) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(6)(i)
Subadvisory Agreement dated October 26, 2009 between Allianz Investment Management LLC and Franklin Advisers, Inc., filed on February 5, 2010 as Exhibit (d)(11) to Registrant's  Post-Effective Amendment No. 27, is incorporated by reference.

(6)(i)(i)
Revised Schedule A, dated November 1, 2015, to the Subadvisory Agreement dated October 26, 2009 between Allianz Investment Management LLC and Franklin Advisers, Inc., filed on February 12, 2016 as Exhibit (d)(9)(i) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(6)(i)(ii)
First Amendment, dated September 20, 2012, to the Subadvisory Agreement dated October 26, 2009 between Allianz Investment Management LLC and Franklin Advisers, Inc., filed on April 23, 2013 as Exhibit (d)(10)(ii) to Registrant's Post-Effective Amendment No. 39, is incorporated by reference.

(6)(j)
Subadvisory Agreement dated October 26, 2009 between Allianz Investment Management LLC and Franklin Mutual Advisers, LLC, filed on February 5, 2010 as Exhibit (d)(13) to Registrant's Post-Effective Amendment No. 27, is incorporated by reference.

(6)(j)(i)
First Amendment, dated September 20, 2012, to the Subadvisory Agreement dated October 26, 2009 between Allianz Investment Management LLC and Franklin Mutual Advisers, LLC, filed on April 23, 2013 as Exhibit (d)(11)(i) to Registrant's Post-Effective Amendment No. 39, is incorporated by reference.

(6)(j)(ii)
Revised Schedule A, dated November 1, 2015, to the Subadvisory Agreement dated October 26, 2009 between Allianz Investment Management LLC and Franklin Mutual Advisers, LLC, filed on February 12, 2016 as Exhibit (d)(10)(ii) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(6)(k)
Subadvisory Agreement draft dated April 29, 2010 between Allianz Investment Management LLC and Gateway Investment Advisers, LLC, filed on April 27, 2010 as Exhibit (d)(14) to Registrant's Post-Effective Amendment No. 28, is incorporated by reference.

(6)(l)
Amended and Restated Subadvisory Agreement, dated June 1, 2010, between Allianz Investment Management LLC and Invesco Advisers, Inc., filed on April 28, 2011, as Exhibit (d)(14) to Registrant's Post-Effective Amendment No. 29, is incorporated by reference.

(6)(l)(i)
Revised Schedule A, dated November 1, 2015, to the Amended and Restated Subadvisory Agreement, dated June 1, 2010, between Allianz Investment Management LLC and Invesco Advisers, Inc., filed on February 12, 2016 as Exhibit (d)(12)(i) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(6)(m)
Subadvisory Agreement dated January 26, 2009 between Allianz Investment Management LLC and J.P. Morgan Investment Management, Inc., filed on February 4, 2009 as Exhibit (d)(15) to Registrant's Post-Effective Amendment No. 25, is incorporated by reference.

(6)(m)(i)
Revised Schedule A, dated November 1, 2015, to the Subadvisory Agreement dated January 26, 2009 between Allianz Investment Management LLC and J.P. Morgan Investment Management, Inc., filed on February 12, 2016 as Exhibit (d)(13)(i) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(6)(n)
Subadvisory Agreement dated October 26, 2009 between Allianz Investment Management LLC and Massachusetts Financial Services Company, filed on February 5, 2010 as Exhibit (d)(16) to Registrant's Post-Effective Amendment No. 27, is incorporated by reference.

(6)(n)(i)
Revised Schedule A dated January 24, 2014, to the Subadvisory Agreement dated October 26, 2009 between Allianz Investment Management LLC and Massachusetts Financial Services Company, filed on April 20, 2015 as Exhibit (d)(14)(i) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(6)(o)
Subadvisory Agreement, dated November 14, 2014, between Allianz Investment Management LLC and Metropolitan West Asset Management, LLC, filed  on November 3, 2014 as Exhibit (d)(14) to Registrant's Post-Effective Amendment No. 46, is incorporated by reference.

(6)(p)
Subadvisory Agreement, dated June 1, 2010, between Allianz Investment Management LLC and Morgan Stanley Investment Management Inc., filed on April 28, 2011, as Exhibit (d)(17) to Registrant's Post-Effective Amendment No. 29, is incorporated by reference.

(6)(p)(i)
Revised Schedule A, dated October 30, 2015, to the Subadvisory Agreement, dated June 1, 2010, between Allianz Investment Management LLC and Morgan Stanley Investment Management Inc., filed on February 12, 2016 as Exhibit (d)(16)(i) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(6)(q)
Subadvisory Agreement dated April 30, 2009 between  Allianz Investment Management LLC and NFJ Investment Group LLC, filed on June 30, 2009 as exhibit (6)(q) to Registrant's Registration Statement on form N-14, is incorporated by  reference.

(6)(q)(i)
Revised Schedule A, dated November 1, 2015, to the Subadvisory Agreement dated April 30, 2009 between  Allianz Investment Management LLC and NFJ Investment Group LLC, filed on February 12, 2016 as Exhibit (d)(17)(i) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(6)(r)
Subadvisory Agreement, dated February 25, 2012, between Allianz Life Advisers, LLC and OppenheimerFunds, Inc., filed on April 25, 2012 as Exhibit (d)(20) to Registrant's Post-Effective Amendment No. 34, is incorporated by reference.

(6)(r)(i)
Revised Schedule A dated May 1, 2013, to the Subadvisory Agreement, dated February 25, 2012, between Allianz Life Advisers, LLC and OppenheimerFunds, Inc., filed on April 20, 2015 as Exhibit (d)(18)(i) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(6)(s)
Subadvisory Agreement, dated September 1, 2012, between Allianz Life Advisers, LLC and Pyramis Global Advisors, LLC, filed on April 23, 2013 as Exhibit (d)(20) to Registrant's Post-Effective Amendment No. 39, is incorporated by reference.

(6)(s)(i)
Revised Schedule A, dated October 31, 2014, to the Subadvisory Agreement, dated September 1, 2012, between Allianz Life Advisers, LLC and Pyramis Global Advisors, LLC, filed on November 3, 2014 as Exhibit (d)(18)(i) to Registrant's Post-Effective Amendment No. 46, is incorporated by reference.

(6)(t)
Subadvisory Agreement, dated May 1, 2007, between Allianz Life Advisers, LLC and Schroder Investment Management North America Inc, filed on April 27, 2007 as Exhibit (d)(19) to Registrant's Post-Effective Amendment No. 23, is incorporated by reference.

(6)(t)(i)
Revised Schedule A dated November 1, 2015, to the Subadvisory Agreement, dated May 1, 2007, between Allianz Life Advisers, LLC and Schroder Investment Management North America Inc, filed on February 12, 2016 as Exhibit (d)(20)(i) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(6)(u)
Subadvisory Agreement dated October 26, 2009 between Allianz Investment Management LLC and Templeton Global Advisors Limited, filed on February 5, 2010 as Exhibit (d)(21) to Registrant's Post-Effective Amendment No. 27, is incorporated by reference.

(6)(u)(i)
Revised Schedule A, dated November 1, 2015, to the Subadvisory Agreement dated October 26, 2009 between Allianz Investment Management LLC and Templeton Global Advisors Limited, filed on February 12, 2016 as Exhibit (d)(21)(i) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(6)(u)(ii)
First Amendment, dated September 20, 2012, to the Subadvisory Agreement dated October 26, 2009 between Allianz Investment Management LLC and Templeton Global Advisors Limited, filed on April 23, 2013 as Exhibit (d)(22)(ii) to Registrant's Post-Effective Amendment No. 39, is incorporated by reference.

(6)(v)
Subadvisory Agreement dated November 15, 2013, between Allianz Investment Management LLC and T. Rowe Price Associates, Inc., filed on February 5, 2014 as Exhibit (d)(23) to Registrant's Post-Effective Amendment No. 41, is incorporated by reference.

(6)(w)
Subadvisory Agreement dated April 21, 2014, between Allianz Investment Management LLC and Wells Capital Management Incorporated, filed on April 21, 2014 as Exhibit (d)(24) to Registrant's Post-Effective Amendment No. 42, is incorporated by reference.

(7)(a)
Distribution Agreement, dated August 28, 2007, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and Allianz Life Financial Services, LLC, filed on April 29, 2008, as Exhibit (e)(1) to Registrant's Post-Effective Amendment No. 24, is incorporated by reference.

(7)(a)(i)
Revised Schedule I dated April 27, 2015, to the Distribution Agreement, dated August 28, 2007, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and Allianz Life Financial Services, LLC, filed on April 20, 2015 as Exhibit (e)(1)(i) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(7)(a)(ii)
Fee Agreement Letter dated August 28, 2007 to the Distribution Agreement between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and Allianz Life Financial Services, LLC, filed on February 4, 2009 as Exhibit (e)(1)(ii) to Registrant's Post-Effective Amendment No. 25, is incorporated by reference.

(7)(b)
Amended and Restated Participation Agreement dated November 1, 2015, between Allianz Variable Insurance Products Trust, Allianz Life Insurance Company of North America, and Allianz Life Financial Services, LLC, filed on February 12, 2016 as Exhibit (e)(2) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(7)(c)
Amended and Restated Participation Agreement dated November 1, 2015, between Allianz Variable Insurance Products Trust, Allianz Life Insurance Company of New York, and Allianz Life Financial Services, LLC, filed on February 12, 2016 as Exhibit (e)(3) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(8) Not Applicable

(9)(a)
Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on February 4, 2009 as Exhibit (g)(1) to Registrant's Post-Effective Amendment No. 25, is incorporated by reference.

(9)(a)(i)
Amendments dated May 2, 2011, July 16, 2010, April 22, 2010, and October 26, 2009 to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on December 13, 2011, as Exhibit (g)(1)(i) to Registrant's Post-Effective Amendment No. 32, is incorporated by reference.

(9)(a)(ii)
Amendment dated October 31, 2013, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on February 5, 2014 as Exhibit (g)(1)(ii) to Registrant's Post-Effective Amendment No. 41, is incorporated by reference.

(9)(a)(iii)
Amendments dated January 10, 2014, and April 28, 2014, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on July 18, 2014 Exhibit (g)(1)(iii) to Registrant's Post-Effective Amendment No. 44, is incorporated by reference.

(9)(a)(iv)
Amendments dated October 27, 2014 and April 27, 2015, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on April 20, 2015 as Exhibit (g)(1)(iv) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(9)(a)(v)
Fourteenth Amendment dated October 30, 2015, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on February 12, 2016 as Exhibit (g)(1)(v) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(9)(a)(vi)
Custody and Securities Lending Fee Schedule dated October 1, 2011, between Allianz Life Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on December 13, 2011, as Exhibit (g)(1)(ii) to Registrant's Post-Effective Amendment No. 32, is incorporated by reference.

(9)(b)
Securities Lending Authorization Agreement dated March 14, 2011, between Allianz Variable Insurance Products Trust and The Bank of New York Mellon, filed on April 28, 2011, as Exhibit (g)(2) to Registrant's Post-Effective Amendment No. 29, is incorporated by reference.

(9)(b)(i)
Amendment dated January 24, 2012 to the Securities Lending Authorization Agreement dated March 14, 2011, between Allianz Variable Insurance Products Trust and The Bank of New York Mellon, filed on April 25, 2012, as Exhibit (g)(2)(i) to Registrant's Post-Effective Amendment No. 34, is incorporated by reference.

(9)(b)(ii)
Amendment dated April 24, 2015 to the Securities Lending Authorization Agreement dated March 14, 2011, between Allianz Variable Insurance Products Trust and The Bank of New York Mellon, filed on April 20, 2015 as Exhibit (g)(2)(ii) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(10)(a)
Rule 12b-1 Distribution Plan for the Allianz Variable Insurance Products Trust effective October 27, 1999, filed on October 26, 1999 as Exhibit (m) to Registrant's Pre-Effective Amendment No. 2, is incorporated by reference.

(10)(a)(i)
Revised Exhibit A dated April 27, 2015, to the Distribution Plan for the Allianz Variable Insurance Products Trust effective October 27, 1999, filed on April 20, 2015 as Exhibit (m)(1)(i) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(10)(b)
Rule 18f-3 Multiple Class Plan, dated February 23, 2007, as revised June 15, 2016, for the Allianz Variable Insurance Products Trust, filed on July 18, 2016 as Exhibit (10)(b) to Registrant's Initial filing on Form N-14, is incorporated by reference..

(11)(a)
Pre-Effective Opinion and consent of Dorsey & Whitney LLP with respect to the legality of the securities being registered, filed on August 16, 2016, as Exhibit 11 to Registrant's Pre-Effective Amendment No. 1, is incorporated by reference. .

(11)(b)*	Post-Effective Opinion and consent of Dorsey & Whitney LLP with respect to the legality of the securities being registered, filed herewith.

(12)*	Opinion and consent of Ropes & Gray LLP with respect to tax matters, filed herewith.

(13)(a)
Services Agreement dated January 1, 2015, between Allianz Variable Insurance Products Trust and Citi Fund Services Ohio, Inc., filed on February 4, 2015, as Exhibit (h)(1) to Registrant's Post-Effective Amendment No. 48, is incorporated by reference.

(13)(a)(i)
Amendment dated April 1, 2015, to Services Agreement dated January 1, 2015, between Allianz Variable Insurance Products Trust and Citi Fund Services Ohio, Inc., filed on April 20, 2015 as Exhibit (h)(1)(i) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(13)(a)(ii)
Transfer Agency Agreement dated April 1, 2015, between Allianz Variable Insurance Products Trust and Citi Fund Services Ohio, Inc., filed on April 20, 2015 as Exhibit (h)(1)(ii) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(13)(b)
PFO Services Agreement dated January 1, 2015, between Allianz Variable Insurance Products Trust and Citi Fund Services Ohio, Inc., filed on February 4, 2015, as Exhibit (h)(2) to Registrant's Post-Effective Amendment No. 48, is incorporated by reference.

(13)(c)
Amended and Restated Administrative Services Agreement, dated November 1, 2014, by and among Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust, and Allianz Investment Management LLC, filed on February 4, 2015, as Exhibit (h)(3) to Registrant's Post-Effective Amendment No. 48, is incorporated by reference.

(13)(d)
Amended and Restated Compliance Services Agreement, dated July 1, 2014, by and among Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust, and Allianz Investment Management LLC, filed on February 4, 2015, as Exhibit (h)(4) to Registrant's Post-Effective Amendment No. 48, is incorporated by reference.

(13)(e)
Amended Expense Limitation Agreement, dated May 1, 2007, between Allianz Life Advisers LLC, and Allianz Variable Insurance Products Trust, filed on April 29, 2008, as Exhibit (h)(5) to Registrant's Post-Effective Amendment No. 24, is incorporated by reference.

(13)(e)(i)
Revised Exhibit A, dated November 1, 2015, to the Amended Expense Limitation Agreement, dated May 1, 2007, between Allianz Life Advisers LLC and Allianz Variable Insurance Products Trust, filed on February 12, 2016 as Exhibit (h)(5)(i) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(13)(e)(ii)
Amendment No. 1 dated January 23, 2012, to the Amended Expense Limitation Agreement, dated May 1, 2007, between Allianz Life Advisers LLC and Allianz Variable Insurance Products Trust, filed on April 25, 2012, as Exhibit (h)(5)(ii) to Registrant's Post-Effective Amendment No. 34, is incorporated by reference.

(13)(f)
Net Investment Income Maintenance Agreement, dated March 17, 2009, between Allianz Investment Management LLC, Allianz Life Financial Services, LLC, and Allianz Variable Insurance Products Trust, filed on November 19, 2010 as exhibit 13(g) to Registrant's Form N-14, Post-Effective Amendment No. 1, is incorporated by reference.

(13)(g)
Joint Insured Agreement dated November 3, 2010 between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust, and Allianz Investment Management LLC, filed on April 28, 2011, as Exhibit (h)(7) to Registrant's Post-Effective Amendment No. 29, is incorporated by reference.

(14)	Consent of KPMG LLP with respect to financial statements of the Registrant, filed on July 18, 2016 as Exhibit (14) to Registrant's Initial filing on Form N-14, is incorporated by reference.

(15)	Not Applicable

(16)	Powers of Attorney, filed on July 18, 2016 as Exhibit (16) to Registrant's Initial filing on Form N-14, is incorporated by reference.

(17)(a)	Contract holder voting instructions, on July 18, 2016 as Exhibit (17)(a) to Registrant's Initial filing on Form N-14, is incorporated by reference.

(17)(b)
Prospectuses of the acquired funds dated April 25, 2016 for shares of the Allianz Variable Insurance Products trust, filed on April 15 and April 18, 2016 as part of Registrants Post-Effective Amendment Nos. 54 and 55, are incorporated by reference.

(17)(c)	Annual report of the acquired fund, as of December 31, 2015, for the Allianz Variable Insurance Products trust, filed by Registrant on March 9, 2016 under form N-CSR, is incorporated by reference.

     * Filed herewith

ITEM 17.  UNDERTAKINGS.

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

         (3) The undersigned Registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of a ruling of the Internal Revenue Service supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion or ruling.

SIGNATURES
As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Golden Valley, and the State of Minnesota, on the 2nd day of November, 2016.

                                          ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

By: /s/ Brian Muench
      _______________________________________________
      Brian Muench, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement of Allianz Variable Insurance Products Trust has been signed below by the following persons in the capacities indicated on November 2, 2016.

Signature	Title

/s/ Peter R. Burnim*	Trustee
Peter R. Burnim

/s/ Peggy L. Ettestad*	Trustee
Peggy L. Ettestad

/s/ Roger Gelfenbien*	Trustee
Roger A. Gelfenbien

/s/ Dickson W. Lewis*	Trustee
Dickson W. Lewis

/s/ Claire R. Leonardi*	Trustee
Claire R. Leonardi

/s/ Arthur C. Reeds III*	Trustee
Arthur C. Reeds III

/s/ Bashir Asad	Treasurer (principal financial and accounting officer)
Bashir Asad

/s/ Robert DeChellis*	Trustee
Robert DeChellis

By:  /s/ Brian Muench
      __________________________________
      Brian Muench, President

*Pursuant to powers of attorney filed as Exhibit (q) to this Registration Statement

EXHIBITS

TO

FORM N-14

POST-EFFECTIVE AMENDMENT NO. 1

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
(11)(b)	Opinion and Consent regarding Legality
(12)	Opinion and Consent regarding Tax Matters